August 28, 2024

Andrew Bond
Chief Executive Officer
JONES SODA CO
4786 1st Avenue South, Suite 103
Seattle, Washington 98134

       Re: JONES SODA CO
           Registration Statement on Form S-1
           Filed August 23, 2024
           File No. 333-281770
Dear Andrew Bond:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing